Filed Pursuant to Rule 433 Registration Statement No. 333-262557

THE TORONTO-DOMINION BANK

US$300,000,000 4.568% SENIOR MEDIUM-TERM NOTES, SERIES C, DUE 2026

FINAL TERM SHEET

DATED DECEMBER 11, 2024

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the preliminary pricing supplement dated December 9, 2024, relating to the Notes (as defined below) and filed under Rule 424(b)(5), the caption “Description of the Notes We May Offer” in the prospectus supplement dated March 4, 2022 and the caption “Description of the Debt Securities” in the prospectus dated March 4, 2022. For the avoidance of doubt, the preliminary pricing supplement dated December 9, 2024, relating to the Notes and filed under Rule 424(b)(2), should not be relied upon.

Issuer:	The Toronto-Dominion Bank

Issue:	4.568% Senior Medium-Term Notes, Series C, due 2026 (the “Notes”)

Format:	SEC-Registered

Expected Ratings[1]:	Moody’s Investors Service: A2 (outlook: stable) / Standard & Poor’s: A- (outlook: stable) / Fitch Ratings, Inc.: AA- (outlook: negative) / DBRS: AA (outlook: negative)

Principal Amount Initially Offered:	US$1,100,000,000

Reopening Issue Amount:	US$300,000,000 (the “Subject Notes”)

The Subject Notes constitute an upsize of, will be consolidated with, and will form part of the same series as the U.S.$1,100,000,000 principal amount of the Issuer’s 4.568% Senior Medium-Term Notes, Series C, due 2026, which were priced on December 9, 2024 and will be issued on December 17, 2024 (the “Initial Notes”). The Subject Notes will have the same CUSIP and ISIN numbers as, and will be fungible for U.S. federal income tax purposes with, the Initial Notes.

New Aggregate Issue Amount:	US$1,400,000,000

Issue Price:	99.934% plus accrued interest, if any, from December 17, 2024

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Trade Date of Reopening:	December 11, 2024

Settlement Date (T+4)[2]:	December 17, 2024

Maturity Date:	December 17, 2026

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

Interest Rate:	4.568%

Treasury Benchmark:	UST 4.250% due November 30, 2026

Treasury Benchmark Price:	100-05 3⁄4

Treasury Benchmark Yield:	4.153%

Spread to Treasury Benchmark:	+45 basis points

Re-Offer Yield:	4.603%

Commissions:	0.200%

Interest Payment Dates:	Semi-annually on June 17 and December 17 of each year, beginning on June 17, 2025 and ending on the Maturity Date.

Day Count Fraction:	30 / 360

Canadian Bail-in Provisions:	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities — Terms Specific to Senior Debt Securities — Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bail-inable Debt Securities” in the prospectus.

Optional Redemption by Holders of Notes:	Not applicable

[2]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before settlement will be required, by virtue of the fact that the Notes initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

Optional Redemption by the Issuer:

In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes, in whole, but not in part, at any time before maturity, after giving not less than 10 nor more than 60 calendar days’ notice to the holders of the Notes, at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date. See “Terms of the Notes — Redemption for Tax Reasons” in the pricing supplement.

The Issuer may also redeem the Notes, at its option, as a whole or in part at any time and from time to time, prior to maturity, after giving not less than 10 nor more than 60 calendar days’ notice to the holders of the Notes at a redemption price equal to the sum of (i) 100% of the principal amount of the Notes to be redeemed; (ii) the Make-Whole Amount (as defined in the pricing supplement dated December 11, 2024) discounted at the Treasury Yield (as defined in the pricing supplement) plus 10 basis points; and (iii) accrued and unpaid interest on the Notes to, but excluding, the redemption date. See “Terms of the Notes — Optional Redemption” in the pricing supplement.

Concurrent Offerings:

On December 9, 2024, the Issuer priced US$550,000,000 Floating Rate Senior Medium-Term Notes due 2026, US$1,000,000,000 4.783% Senior Medium-Term Notes, Series C, due 2029, and US$350,000,000 Floating Rate Senior Medium-Term Notes due 2029.

The settlement of the Notes is not contingent on the settlement of the concurrent offerings.

Listing:	The Notes will not be listed on any securities exchange.

Sole Bookrunner:	TD Securities (USA) LLC

CUSIP / ISIN:	89115A 3A8 / US89115A3A89

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD Securities (USA) LLC will arrange to send you the pricing supplement, when available, the prospectus supplement, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846.